# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Owlet, Inc., CIK 0001816708
CUSIP: 69120X206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2940 West Maple Loop Drive, Suite 203, Lehi, Utah (UT), 84048
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0001875623
Persons authorized to receive notices and communications: Amy McCullough, c/o Trilogy Equity Partners, LLC, 155 108th Ave NE, Suite 400, Bellevue, Washington (WA), 98004, 425-458-5900

## Reporting persons
- Trilogy Equity Partners, LLC (CIK 0001875623): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,022,178; shared voting power 0; sole dispositive power 2,022,178; shared dispositive power 0; aggregate amount beneficially owned 2,022,178 (8.7% of the class)
  Comment: Represents the following securities held directly by the Reporting Person: (i) 1,567,468 shares of the Issuer's Class A Common Stock, par value $0.0001 per share ("Common Stock"), (ii) 158,309 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, pursuant to an investment agreement entered into as of February 17, 2023 (the "2023 Investment Agreement"), and (iii) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock, pursuant to an investment agreement entered into as of February 25, 2024 (the "2024 Investment Agreement").
  Calculations of the percentage of the shares of Common Stock beneficially owned assumes (i) 22,788,420 shares of Common Stock outstanding as of October 10, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission (the "SEC") on October 14, 2025, (ii) 158,309 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2023 Investment Agreement, and (iii) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2024 Investment Agreement described herein.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Owlet, Inc.
Address of issuer's principal executive offices: 2940 West Maple Loop Drive, Suite 203, Lehi, Utah (UT), 84048
Comment: This amendment ("Amendment No. 4") amends and supplements the Schedule 13D originally filed with the SEC on July 29, 2021, Amendment No. 1 filed with the SEC on February 23, 2023, Amendment No. 2 filed on March 1, 2024, and Amendment No. 3 filed with the SEC on August 22, 2024 (collectively, the "Schedule"), and relates to the Common Stock of Owlet, Inc., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule. Other than as set forth below, all Items in the Schedule 13D are materially unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and supplemented to add the following:

The information in Item 5(c) of this Amendment No. 4 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) is amended and supplemented to add the following:

The information in Item 5(c) of this Amendment No. 4 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Trilogy Equity Partners, LLC, a Delaware limited liability company (the "Reporting Person") beneficially owns 2,022,178 shares of Common Stock, or approximately 8.7% of the outstanding Common Stock. This percentage is based on the assumption of (i) 22,788,420 shares of Common Stock outstanding as of October 10, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 14, 2025, (ii) 158,309 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2023 Investment Agreement, and (iii) 296,401 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock purchased by the Reporting Person pursuant to the 2024 Investment Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Common Stock held by it.
Transactions in the class effected during the past sixty days: On October 10, 2025, the Reporting Person exchanged (i) 712,915 warrants to purchase shares of Common Stock that were initially issued in February 2023 in connection with the Issuer's issuance and sale of Series A Convertible Preferred Stock and (ii) 444,601 warrants to purchase shares of Common Stock that were initially issued in February 2024 in connection with the Issuer's issuance and sale of Series B Convertible Preferred Stock for shares of Common Stock at a ratio of 0.61 and 0.56 shares per warrant, respectively.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and supplemented to add the following:

The information in Item 5(c) of this Amendment No. 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Exchange Agreement, dated as of August 7, 2025, by and among Owlet, Inc. and the holders thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on August 13, 2025).

## Signatures
- Trilogy Equity Partners, LLC: /s/ Amy McCullough, Amy McCullough, President, Managing Director (10/15/2025)